29 January 2016

National Grid plc

Downstate New York Gas Distribution Rate Filings Submitted
for KEDNY and KEDLI

On 29 January 2016, National Grid filed requests with the New York Public Service Commission to update its gas distribution rates for its two downstate New York gas distribution utilities. The two utilities with 1.8 million customers consist of KeySpan Energy Delivery New York (KEDNY) serving parts of the New York City region and KeySpan Energy Delivery Long Island (KEDLI) serving the Long Island/Rockaway Peninsula region.

These filings represent the first rate review for both utilities since the merger agreement, at the time of the National Grid/KeySpan acquisition in 2006/07, and the companies have held delivery rates flat since 2008. Since then National Grid has invested more than $4.5bn across the networks, to modernize and build a safer and more reliable natural gas system for its customers.

The rate case proposals will allow National Grid to meet customer expectations to modernize and enhance the safety, reliability and resilience of its aging gas infrastructure and to upgrade the gas network to deliver economic and environmental benefits.

The filings include rate year capital investments of $610 million for KEDNY and $340 million for KEDLI, which include accelerated replacement of leak prone pipe. To fund these investments and to cover increased operating costs, from inflation and new gas safety requirements, National Grid’s proposals seek an increase of $245 million in annual revenue for its KEDNY utility and a $142 million increase for its KEDLI utility for the 2017 rate year.

The filing is expected to take up to 11 months to review and to conclude in December 2016, with new rates effective 1 January 2017.

Today’s filing follows the recent Massachusetts Electric rate filing in November and a 2-year extension petition filed for our upstate New York utility (NiMo) in December, demonstrating a more regular programme of rate filings in our US business.

For additional information on these filings, please follow the link to the fact sheet section of our investor’s website: http://investors.nationalgrid.com/presentations-and-factsheets/factsheets/2016.aspx and a link to the US press release on the US corporate website: - http://www.nationalgridus.com/aboutus/a3-1       news.asp

Investors and Analysts

Aarti Singhal	+44 (0)20 7004 3170	+44 (0)7989 492447 (m)
David Brining	+44 (0)1926 65 6844	+44 (0)7816 847918 (m)
George Laskaris	+1 929 324 4710	+1 917 375 0989 (m)
Victoria Davies	+44 (0)20 7004 3171	+44 (0)7771 973447 (m)
Michael Ioanilli	+44 (0)20 7004 3006	+44 (0)7789 878784 (m)
Richard Foster	+44 (0)20 7004 3169	+44 (0)7768 294017 (m)

CAUTIONARY STATEMENT

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as ‘anticipates’, ‘expects’, ‘should’, ‘intends’, ‘plans’, ‘believes’, ‘outlook’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control or estimate precisely, such as changes in laws or regulations, announcements from and decisions by governmental bodies or regulators (including the timeliness of consents for construction projects); the timing of construction and delivery by third parties of new generation projects requiring connection; breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches or other incidents arising from the potentially harmful nature of its activities; network failure or interruption, the inability to carry out critical non network operations and damage to infrastructure, due to adverse weather conditions including the impact of major storms as well as the results of climate change, due to counterparties being unable to deliver physical commodities, or due to the failure of or unauthorised access to or deliberate breaches of National Grid’s IT systems and supporting technology; performance against regulatory targets and standards and against National Grid’s peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, including those related to investment programmes and internal transformation and remediation plans; and customers and counterparties (including financial institutions) failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions and conditions (including filing requirements) in National Grid’s borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries’ transactions such as paying dividends, lending or levying charges; inflation or deflation; the delayed timing of recoveries and payments in National Grid’s regulated businesses and whether aspects of its activities are contestable; the funding requirements and performance of National Grid’s pension schemes and other post-retirement benefit schemes; the failure to attract, train or retain employees with the necessary competencies, including leadership skills, and any significant disputes arising with the National Grid’s employees or the breach of laws or regulations by its employees; and the failure to respond to market developments, including competition for onshore transmission, and grow the Company’s business to deliver its strategy, as well as incorrect or unforeseen assumptions or conclusions (including unanticipated costs and liabilities) relating to business development activity, including assumptions in connection with joint ventures. For further details regarding these and other assumptions, risks and uncertainties that may impact National Grid, please read the Strategic Report section and the ‘Risk factors’ on pages 173 to 176 of National Grid’s most recent Annual Report and Accounts. In addition, new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, the Company undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement.